File No. 333-120262

Filed under Rule 424(b)(3)

PROSPECTUS SUPPLEMENT NO. 1 DATED JULY 20, 2005

To the Prospectus dated November 5, 2004

CYTOGEN CORPORATION

This prospectus supplement supplements, and should be read in conjunction with, the prospectus, dated November 5, 2004, relating to $70,000,000 of debt securities, common stock, preferred stock, warrants and units that we may offer and sell from time to time. We will receive all of the proceeds from any securities sold. The prospectus was filed as part of our registration statement on Form S-3 (No. 333-120262).

We are offering up to 3,104,380 shares of our common stock and warrants to purchase 776,096 shares of our common stock to one or more institutional investors pursuant to this prospectus supplement and the accompanying prospectus. The common stock will be purchased at the negotiated price of $4.50 per share.

Our common stock is quoted on the Nasdaq National Market under the symbol “CYTO.” On July 19, 2005, the last reported sale price of our common stock on the Nasdaq National Market was $4.81 per share.

We expect total gross proceeds of the offering to be approximately $14,000,000, before deducting estimated expenses of the offering of $120,000 for all sales pursuant to the prospectus supplemented by this prospectus supplement.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 4 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

No dealer, salesperson or any other person has been authorized to give any information or make any representations not contained in this prospectus supplement or the prospectus, as previously supplemented, and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus supplement and the prospectus, as previously supplemented, do not constitute an offer to sell, or a solicitation of an offer to buy, any securities to any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this prospectus supplement or the prospectus, as previously supplemented, nor any sale made hereunder or thereunder shall, under any circumstance, create any implication that the information contained herein or therein is correct as of any time subsequent to the date hereof.

This prospectus supplement and the accompanying prospectus, dated November 5, 2004, relate to the offer by us of up to 3,104,380 shares of our common stock and warrants to purchase 776,096 shares of our common stock. You should read this prospectus supplement along with the accompanying prospectus carefully before making a decision to invest in our common stock. These documents contain important information you should consider when making your investment decision. This prospectus supplement contains information about the common stock offered hereby and the prospectus contains information about our securities generally. This prospectus supplement may add, update or change information in the prospectus. You should rely only on the information provided in this prospectus supplement and the accompanying prospectus or documents incorporated by reference in the accompanying prospectus. We have not authorized anyone to provide you with any other information.

Issuance of Common Stock

On July 19, 2005, we entered into a securities purchase agreement for the sale of an aggregate of 3,104,380 shares of our common stock and warrants to purchase 776,096 shares of our common stock to certain institutional investors for an aggregate purchase price of approximately $14,000,000. The prospectus provides for the sale of up to $70,000,000 in registered securities of our common stock.

Terms of Warrants

The warrants include the following terms:

•	a term of ten years;

•	an exercise price of $6.00 per share;

•	a cashless exercise provision; and

•	the warrants cannot be exercised until six months and one day have elapsed from the date of issuance.

The Offering

Common stock offered in this offering:	3,104,380 shares

Common stock underlying warrants:	776,096 shares

Common stock outstanding before this offering:	15,521,929 shares

Common stock to be outstanding after this offering:	18,626,309 shares

Use of proceeds:	See “Use of Proceeds” on page 24 of the prospectus.

Nasdaq National Market symbol:	CYTO

The information above is based on 15,521,929 shares of our common stock outstanding as of June 30, 2005. It does not include:

•	1,278,226 shares of our common stock issuable upon the exercise of stock options outstanding as of June 30, 2005 at a weighted average exercise price of $9.37 per share;

•	1,908,122 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2005 at a weighted average exercise price of $11.32 per share; and

•	601,924 shares of common stock reserved for future awards under our stock incentive plans and stock purchase plan as of June 30, 2005.

In June 2005, the Company awarded an aggregate of 168,600 shares of restricted common stock to employees of the Company pursuant to the terms of the Company’s 2004 Stock Incentive Plan. Such restricted shares are subject to future vesting and will be issued upon the satisfaction of such vesting provisions and other terms and conditions related thereto.

July 20, 2005